06012429

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

SEC MAIL RECEIVED PROCESSING
APR 10 2006
WASH. D.C. 213 SECTION

03 April 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

SUPPL

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl

dlw 4/11

PROCESSED
APR 11 2006
THOMSON
FINANCIAL

ventracor

asx announcement

Ventracor Expands Global Reach

Sydney 3 April 2006: Ventracor Limited (ASX: VCR) has announced recent management appointments to expand its global reach and to prepare for the anticipated market launch of the VentrAssist in Europe.

Charles S Love has been appointed Vice President, Clinical and Regulatory Affairs, and will be based in the Company's California office. He has over 15 years of experience in Class III Medical devices, including founding two companies in the cardiac surgery field, and has over 20 US patents. Chuck is well versed in the engineering, business, clinical and regulatory issues in bringing a complex medical device to the world market.

Pascal Barrier has been appointed Director, European Operations. His most recent role was with Medtronic Europe (www.medtronic.com) as Key Accounts Manager for Heart Valves. Pascal is educated in biomedical engineering and business. He has several years experience in technical support and business development in cardiac surgery products. He will be based in France and is responsible for field support and market development in Europe.

Robert Varnier has been recruited to help build the European business, concentrating initially on developing the French market for the VentrAssist. Robert has a degree in international business and marketing and more than 14 years experience in sales including 10 selling cardiovascular products. He was recently Territory Manager in France for Thoratec (www.thoratec.com) where he introduced LVADs to most of the country's transplant centres.

Jennifer Braaten was recently Clinical Affairs Specialist for Baxter Edwards (www.baxter.com) in Europe, coordinating clinical studies for the Cardiovascular Surgery Division. She will be based in Zurich and will provide training and field technical support for implants in Europe with an emphasis on Northern Europe.

About Ventracor
Ventracor is a global medical device company that has developed a blood pump, the VentrAssist left ventricular assist device (LVAD) for patients in heart failure. Ventracor plans to bring the VentrAssist to the global market.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
+ 61 2 9406 3086